Exhibit 99.1

Inna Braverman, CEO of Eco Wave Power, Conducts Site Visit at Port Adriano in Mallorca to Promote its First Wave Energy Project in Spain

Stockholm, Sweden (May 16, 2022) – On Thursday, Inna Braverman, CEO of Eco Wave Power Global AB (publ), a leader in the production of clean electricity from ocean and sea waves (Nasdaq: WAVE, Nasdaq First North: ECOWVE) (“Eco Wave Power” or the “Company”), visited Port Adriano on the island of Mallorca, Spain, a month after the Company signed an agreement to install an up to 2 megawatt (MW) wave energy project at the location. The installation will be the first application of Eco Wave Power’s wave energy technology in Spain and will produce clean electricity from waves to be used by Port Adriano, one of the most modern marinas in the Mediterranean and an exceptional base for superyachts.

During her visit, Braverman met with Antonio Zaforteza, CEO of OCIBAR (the company that owns and operates Port Adriano), and the Port engineering team to tour and discuss the logistics and implementation plan for the project. The Parties have agreed that the project will commence with a detailed feasibility study and project licensing, which the parties aspire to secure by the end of 2022.

Upon completion of such steps, Eco Wave Power will move forward to the detailed project planning phase to be followed by actual construction. The project’s construction timeline, from the moment that planning is fully completed, is expected to be between 18 to 24 months.

Eco Wave Power’s floaters will directly connect to the 500-meter breakwater at Port Adriano and to the nearby substations of the port.

The power plant is planned to be constructed and commissioned in two stages:

●	the first stage is the construction of a plant of up to 1MW; and

●	the second stage involves the construction, operation, and maintenance of the remaining capacity of the plant (2 MWs).

Port Adriano will have a right of first refusal to invest partially or fully in both stages of the project, and Eco Wave Power will have the right to combine the two stages of the project and execute the whole 2MW from the start.

“Eco Wave Power is proud to be a catalyst in Spain’s efforts for a more renewable future,” said Braverman. “There is tremendous opportunity in wave energy, and with Spain’s vast coastline, we are excited to help unlock such significant potential. We are also very pleased to do so specifically in Port Adriano, which is a pioneering and innovative port in Spain. I am grateful for the warm welcome and collaboration with everyone at Port Adriano and look forward to making our project a reality.”

In May 2021, Spain enacted its first climate law, committing the country to an electricity system where 74 percent of the country’s energy is generated by renewable energy sources by 2030, scaling to 100 percent by 2050. With approximately 8,000 kilometers (4,970 miles) of coastline, Spain can turn to wave energy to help reach those goals.

“Port Adriano has a goal of being in the forefront of innovation, while contributing its part for the fight against climate change. As a port that operates on the island of Mallorca, wave energy simply makes sense. We have the breakwater for the project and the necessary substations in proximity to the breakwater to enable an easy and efficient construction and connection to the grid,” said Zaforteza, whose company, OCIBAR, owns and operates Port Adriano. “We’re proud to be the future home of the first Eco Wave Power project in Spain.”

The 2MW project is expected to operate for an initial period of 20 years at Port Adriano. Eco Wave Power has additional near-future projects planned in Israel, Portugal and the United States.

About Eco Wave Power Global AB (publ)

Eco Wave Power is a leading onshore wave energy technology company that developed a patented, smart and cost-efficient technology for turning ocean and sea waves into green electricity. Eco Wave Power’s mission is to assist in the fight against climate change by enabling commercial power production from the ocean and sea waves.

Eco Wave Power is recognized as a “Pioneering Technology” by the Israeli Ministry of Energy and was labelled as an “Efficient Solution” by the Solar Impulse Foundation. Eco Wave Power received funding from the European Union Regional Development Fund, Innovate UK and the European Commission’s Horizon 2020 framework program. The Company has also received the “Global Climate Action Award” from the United Nations.

Eco Wave Power’s common shares (ECOWVE) are traded on Nasdaq First North and its ADSs (WAVE) are traded on the Nasdaq Capital Market. For more information, visit: www.ecowavepower.com

Vator Securities is the company’s Certified Advisor (+46 8 580 065 99, ca@vatorsec.se).

Information on, or accessible through, the websites mentioned above does not form part of this press release.

For more information, please contact:

Inna Braverman, CEO

Inna@ecowavepower.com

+97235094017

For additional investor/media inquiries, please contact:

Investor Contact:

Matt Chesler, CFA

FNK IR

+1.646.809.2183

wave@fnkir.com

Media Inquiries:

Jacob Scott, Vectis Strategies

+1.412.445.7719

jscott@vectisstrategies.com

About OCIBAR/Port Adriano

Port Adriano is a marina belonging to Ocibar, a Spanish company specialized in the construction and management of marinas and refit areas. Ocibar operates a network of marinas in four strategic locations in the Mediterranean: Port Tarraco (Tarragona), Port Adriano (Mallorca), Botafoc (Ibiza) and Marina Santa Eulalia (Ibiza).

Situated in a privileged setting in the south-west of the bay of Palma de Mallorca, near the best sailing areas of the Balearic Islands, Port Adriano is a reference port in the Mediterranean. It has a total of 488 moorings between six and 80 meters and a modern shopping area designed by the prestigious Philippe Starck.

Read more about Port Adriano at: www.portadriano.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other U.S. federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “aspires” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Eco Wave Power is using forward-looking statements when it discusses the plans and timeline for its project with the Port of Adriano, Spain’s renewable energy goals and the Company’s belief that there is an opportunity to be a catalyst in Spain’s renewable energy efforts.  Except as otherwise required by law, Eco Wave Power undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting Eco Wave Power is contained under the heading “Risk Factors” in Eco Wave Power’s Annual Report on Form 20-F for the year ended December 31, 2021 filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 28, 2022, which is available on the SEC’s website, www.sec.gov.